

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 9, 2011

<u>Via Mail</u>
Chen Weidong
President and Chief Executive Officer
China Changjiang Mining & New Energy Company, Ltd.
Xinhui Mansion, Seventeenth Floor
Gaoxin Road, Hi-Tech Zone
Xi'An, People's Republic of China 710075

> **Re: China Changjiang Mining & New Energy Company, Ltd.**
> **Item 4.01 and 4.02 Form 8-K**
> **Filed May 31, 2011**
> **Item 4.02 Form 8-K**
> **Filed June 6, 2011**
> **Response Letter Dated June 9, 2011**
> **File No. 000-05474**

Dear Mr. Weidong:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc: Jeffrey L. Schulte, Morris, Manning & Martin, LLP (Via Facsimile)